Filed Pursuant to Rule 433 of the U.S. Securities Act of 1933

Issuer Free Writing Prospectus dated February 1, 2018

Relating to Preliminary Prospectus dated January 18, 2018

Registration No. 333-222402

Central Puerto S.A.

Free Writing Prospectus

PRICING TERM SHEET

This free writing prospectus relates to the common shares of Central Puerto S.A., which may be represented by American depositary shares, described in its Registration Statement on Form F-1 (File No. 333-222402) and should be read together with the preliminary prospectus (the “Preliminary Prospectus”) included in Amendment No. 3 to the registration statement, as filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 18, 2018 (as so amended, the “Registration Statement”).

Terms of the Initial Public Offering

Aggregate number of common shares offered by the selling shareholders in the global offering	200,000,000 common shares, which may at the option of the international underwriters, be represented by ADSs. Of this amount, 151,510,300 common shares are being offered in the international offering and 48,489,700 common shares are being offering in the Argentine offering, subject to reallocation among the offerings.

Over-allotment option	As part of the offering, one of the selling shareholders, Guillermo Pablo Reca, has granted the international underwriters the option for a period of 30 days from the date hereof to purchase up to an additional 30,000,000 common shares from Guillermo Pablo Reca at the initial public offering price paid by investors, less underwriting discounts and commissions, to cover over-allotments, if any. The common shares may, at the option of the international underwriters, be represented by ADSs.

Initial public offering price	US$16.50 per ADS and US$1.65 per common share

Underwriting discounts and commissions	US$0.495 per ADS and US$0.0495 per common share

Trade date	February 2, 2018

Expected closing date	February 6, 2018

Selling shareholders and number of common shares offered by the selling shareholders	Selling shareholders	Common shares offered by such selling shareholder
	Cristina Teresa Miguens	11,550,141
	Cantomi Uruguay S.A.	64,698,104
	Polinter S.A.	38,199,778
	María Luisa Barbara Miguens	7,929,273
	Gonzalo Tanoira	237,878
	Eduardo José Escasany	76,729,777
	Cinco Vientos Uruguay S.A.	555,049
	Guillermo Pablo Reca	100,000

Net proceeds	We estimate that the net proceeds to the selling shareholders from this offering, after deducting the underwriting discount and estimated offering expenses payable by the selling shareholders, will be approximately US$318,125,010. If the underwriters exercise their option to purchase up to 30,000,000 additional common shares in full, the additional net proceeds to Guillermo Pablo Reca would be approximately US$48,015,000.

Central Puerto S.A. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Central Puerto S.A. has filed with the SEC for more complete information about Central Puerto S.A. and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, a copy of the prospectus may be obtained by contacting BofA Merrill Lynch, Attention: Prospectus Department, +1 (800) 294-1322, or at dg.prospectus_requests@baml.com; J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, or by telephone at +1 (866) 803-9204; or Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014, or at prospectus@morganstanley.com.